KKO_Exhibit (99.1) Material Change Report dated April 21 2009

Form 51-102F3

Material Change Report

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1.

Name and Address of Company

KOKOMO ENTERPRISES INC. (formerly Zab Resources Inc.)

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047, Pacific Centre

Vancouver, BC  V7Y 1A1

2.

Date of Material Change

April 16, 2009

3.

News Release

News release was issued on April 16, 2009 and disseminated via Bay Street News (Market News Publishing) pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Name Change and Consolidation.

5.

Full Description of Material Change

Further to the Company’s news release dated March 30, 2009, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies effectively changing the name of the Company from ZAB Resources Inc. (“ZAB”) to Kokomo Enterprises Inc. (“Kokomo”) effective as of April 16, 2009.

Furthermore, the Company’s issued and outstanding shares have been consolidated on the basis of twenty-five (old) ZAB shares for one (new) Kokomo share, as of result of which, there are 1,094,945 Kokomo shares issued and outstanding.

In Canada, the common shares of Kokomo trade under the symbol “KKO” on the CNSX and in the USA, the Company’s common shares trade under the symbol “KKOEF” on the OTC Bulletin Board.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 or visit the Company’s website at www.kokomoenterprises.ca .

On Behalf of the Board of,

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 21st day of April, 2009.

51-102F3

Kokomo Enterprises Inc.

April 21, 2009